The fourth paragraph of page 16 of the prospectus has been replaced with the following:

LIMITATIONS ON OWNERSHIP AND TRANSFER. The 7.25% Member Certificates and 7.50% Member Certificates offered hereunder may be purchased only by members of Agway. The 6.75% and 7.00% Certificates offered hereunder may be sold to the general public and are generally purchased by non-member patrons of Agway, Agway employees and former employees. The 7.75% and 8.00% Certificates (not subject to repurchase practice) offered hererunder may be purchased by both members of Agway and the general public.

All the above Certificates are separately offered on the same terms and conditions to the Trustee of the Agway, Inc. Employees' 401(k) Thrift Investment Plan and to the Trustee of the Employees' Retirement Plan of Agway Inc.